UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of information presented by Sociedad Química y Minera de Chile S.A. to the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros de Chile) on April 25, 2013.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Santiago, Chile, April 26, 2012 - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that on April 25, 2013, the 38th Ordinary Annual Shareholders Meeting took effect and agreed, among other aspects:

1.	To appoint –i- PricewaterhouseCoopers Consultores, Auditores y Compañia Limitada as SQM S.A.’s external auditors –ii- Ms. Oriana Lazo Monguillo and Mr. Mauricio Quiróz Jara as Accounting Inspectors and Mr. Angel Gómez Morales and Ricardo Marín Varas as the Company’s Substitute Accounting Inspectors, and –iii- Fitch Chile Clasificadora de Riesgo Limitada and Feller Rate Clasificadora de Riesgo Limitada as the Company’s Risk Rating Agencies and, all of the foregoing, for the 2013 business year.

2.	To ratify the distribution and payment of a definitive payment of US$1.23323 per share. This, notwithstanding, with the understanding that said amount –i- was already partially paid, by an interim dividend of US$0.94986 per share which SQM S.A. paid and distributed as of December 12, 2012, and –ii- the remaining part shall be paid by means of a dividend of US$0.28337 per share which SQM S.A. shall pay and distribute on May 08, 2013, and its equivalent in Chilean pesos, shall be $134.55541 per share.

3.	To appoint Messieurs Wayne R. Brownlee, Hernán Buchi B., Patricio Contesse F., José María Eyzaguirre B., Juan Antonio Guzmán M., Alejandro Montero P., Julio Ponce L., and Wolf von Appen B., as new Directors of SQM S.A. and approve the compensation they will receive. It is noted that Mr. Juan Antonio Guzmán M. was proposed and appointed as an Independent Director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: April 26, 2013.